October 17, 2022

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

Washington, DC 20549

ATTN:	Ms. Priscilla Dao
Ms. Jan Woo

Re:	Sixty Six Oilfield Services, Inc. Offering Statement on Form 1-A Amendment 2 Filed June 28, 2022 File No. 024-11923
Additional Information

Dear Ms. Dao and Ms. Woo:

Sixty Six Oilfield Services, Inc. is submitting this correspondence in order to provide additional information requested. Attached is a copy of the State of Florida Blue Sky Law Securities filing with proof of payment and the Attorney Opinion Letter concerning the Offering

You may contact me at 215-962-9378 if you have questions regarding the responses to your comments on the financial statements and related matters. We respectfully request an expedited review of this comment.

Sincerely, /s/ Donald Keer

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October 14, 2022

Transmitted via Email.

Sixty Six Oilfield Services, Inc.

C/O Board of Directors

1248 Fern Forest Run

Oviedo, FL., 32765

Ref.: opinion to be included with a Form 1-A Offering Statement by Sixty Six Oilfield Services, Inc., a Florida Corporation (the “Company”).

Dear Board of Directors members:

I have acted as counsel to the Company, a corporation incorporated under the laws of the State of Florida, in connection with the filing of the Offering Statement under Regulation A of the Securities Act of 1933, as amended, of up to ten billion shares (10,000,000,000) of Common Stock Shares (the “Shares”), par value $0.0010 per Share of the Company.

For the purpose of rendering my opinion herein, I have reviewed: (i) the revised statutes of the State of Florida to the extent I deem relevant to the matters opined upon herein; (ii) copies of the Company’s Articles of Incorporation and amendments thereto; (iii) the Company’s Bylaws, as currently in effect as of the date hereof; (iv) selected proceedings of the Company’s board of directors and certificates of the Company’s officers; and (v) such other documents as I have deemed necessary and relevant to the matter opined upon herein.

I have assumed the genuineness of all signatures, the conformity to authentic original documents of the copies of all such documents submitted to me as certified, conformed, and photocopied, including the quoted, extracted, excerpted, and reprocessed text of such documents. I have not been engaged to examine, nor have I examined, the Regulation A Offering Circular for the purpose of determining the accuracy or completeness of the information included therein or the compliance and conformity thereof with the rules and regulations of the SEC or the requirements of Regulation A, and I express no opinion with respect thereto.

My opinion is limited to matters of the Florida Corporation Statutes, and I do not express an opinion on the federal law of the United States of America or of the laws of any state(s) or jurisdiction(s) therein other than the State of Florida, as specified herein.

On the basis of and in reliance upon the foregoing examination and assumptions, I am of the opinion that assuming the Offering Statement shall have become qualified, the Shares, when issued by the Company against payment therefore and in accordance with the Offering Statement and the provisions of the Subscription Agreements, and when duly registered on the books of the Company’s transfer agent and registrar therefor in the name or on behalf of the purchasers, will be validly issued, fully paid and non-assessable.

I consent to the use of my opinion as an exhibit to the Regulation A Offering Circular and to the reference thereto under the heading “Interests of Named Experts and Counsel” in the Offering Circular contained in the Regulation A Offering Circular.

In giving the foregoing consents, I do not thereby admit that my firm comes within the category of persons or entities whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the SEC promulgated thereunder.

Very truly yours,

/s/ Martin G. Prego

Martin G. Prego, Esq.

FL Bar No. 1022152

Email: mprego@pregolawgroup.com

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Application Summary

10/9/22 11:18 AM

Page 1 of 2

Application Detail

License Type:	Securities Notification
Application:	Securities Notification
Application Date:	10/09/2022 (mm/dd/yyyy)

Organization Detail

Organization Name:	Sixty Six Oilfields Services, Inc.
Tax Number Type:	FEIN
Tax Number:	821272232

Addresses

Firm Main Address

Address:	1248 Fern Forest Run SEMINOLE Oviedo, FL 32765 US
Phone Number:	(215) 962-9378

Contact Information

Name:	COO Keer, Donald
Address:	1248 Fern Forest Run SEMINOLE Oviedo, FL 32765 US

Attestation

Electronic Signature: Please type in your name:	Donald R Keer
Title:	COO

Attachments

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